Exhibit 99.1

Technology Industry Veteran Joins Descartes Board

WATERLOO, ONTARIO, June 26, 2007 — Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced that Michael Cardiff has been appointed to Descartes’ board of directors.

Mr. Cardiff is the Chief Executive Officer of Accelerents Inc., a strategic consulting company focusing on mergers, acquisitions, sales and marketing. Accelerents’ clients include Imperial Capital Corporation, a Toronto-based merchant bank, where Mr. Cardiff has led their acquisition strategy in the technology sector. Prior to his role at Imperial Capital, Mr. Cardiff was President and CEO at Inea Corporation, a provider of business performance management software for financial institutions; President and CEO of Fincentric Corporation, a software provider for global financial institutions; and Executive Vice President of business and technology solution provider EDS Canada Inc.

Mr. Cardiff serves on the boards of directors of public and private companies, including Husky Injection Molding Systems Ltd. He has received a number of awards, including the Globe and Mail's Top 40 under 40 and the Canadian Export Lifetime Achievement Award.

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, “book-to-bill” services for contract carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has over 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Derby, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

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Media Contact: Nicole German

Descartes Systems Group

1-416-741-2838 ext. 298

ngerman@descartes.com